130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
ir@avalonraremetals.com

NEWS RELEASE

February 14, 2014	No. 14-02

Avalon and the Northwest Territory Métis Nation Enter into
Participation Agreement for the Nechalacho Rare Earth
Elements Project, Thor Lake, NWT

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) and the Northwest Territory Métis Nation (“NWTMN”) are pleased to announce that they have entered into a participation agreement (the “Participation Agreement”) for the Nechalacho Rare Earth Elements Project, Thor Lake, NWT, Canada (the “Project”).

The Participation Agreement provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

Other aspects of the Participation Agreement include establishment of an implementation committee to continue interactions between Avalon and NWTMN, undertakings by Avalon regarding job training and scholarship participation for NWTMN members, co-ordination between Avalon and NWTMN on employment opportunities for NWTMN members, NWTMN participation in the environmental monitoring for the Project, protection of NWTMN traditional knowledge and culture, annual implementation capacity payments which commence when construction is commenced, and NWTMN undertakings regarding activities in support of the Project.

Gary Bailey, President of the NWTMN stated, “For the Northwest Territory Métis Nation the twentieth century was marred by the merciless exploitation of resources from our territory with no consultation with us, resulting in no benefit to our people. It’s an amazing feeling and a wonderful pleasure to be in business with a far sighted, twenty-first century company like Avalon who recognizes our government, our people as a Nation, our friendship as valuable and our partnership as essential.”

Don Bubar, Avalon’s President and CEO commented, “Entering into the Participation Agreement with the NWTMN is another important step forward for the Nechalacho Project, following the Ministerial approval of the Project’s Report of Environmental Assessment. We are committed to sharing the benefits of development with our aboriginal partners and we welcome the participation of the NWTMN in the Project.”

In conjunction with the Participation Agreement, subject to regulatory approval, the Company has agreed to issue to the NWTMN 10,000 common shares of the Company, and to grant an aggregate of 20,000 non-transferrable common share purchase warrants of the Company. The common shares are to be issued on the effective date of the Participation Agreement and will be subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Project meeting certain milestones, will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce heavy rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

About the Northwest Territory Métis Nation

The Northwest Territory Métis Nation is a society formed by the Hay River Métis Government Council, the Fort Resolution Métis Council and the Fort Smith Métis Council to represent Indigenous Métis of the Northwest Territory Métis Nation (the “Indigenous Métis”). As a distinct Métis Nation within Canada, the Indigenous Métis represented by the NWTMN possess Aboriginal rights in the areas historically used by them and their way of life is closely associated with harvesting of wildlife, fish and migratory birds. For more information visit www.nwtmetisnation.ca.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the implementation of the Participation Agreement and the issuance of common shares and warrants to the NWTMN. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.